

SECU  SSION

09059983

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8- 46451

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ING Financial Advisers, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Orange Way

(No. and Street)

Windsor	CT	06095
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kristin Hultgren   860-580-1798
                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

Goodwin Square, 225 Asylum Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Kristin Hultgren__ _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __ING Financial Advisers, LLC__ _____ , as of __December 31__ _____, 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Chief Financial Officer
Title

My Commission Exp. Oct. 31, 2011

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Tel: 617 266 2000
Fax: 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member of
ING Financial Advisers, LLC

We have audited the accompanying statement of financial condition of ING Financial Advisers, LLC (the Company) as of December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ING Financial Advisers, LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 24, 2009

 **ERNST & YOUNG**

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Tel: 617 266 2000
Fax: 617 266 5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors and Member of
ING Financial Advisers, LLC

In planning and performing our audit of the financial statements of ING Financial Advisers, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2009

ING Financial Advisers, LLC
(A wholly owned subsidiary of ING Life Insurance and Annuity Company)

Financial Statements and Schedules
(with Report of Independent Registered Public Accounting Firm thereon)

December 31, 2008

ING Financial Advisers, LLC
(A wholly owned subsidiary of ING Life Insurance and Annuity Company)

Statement of Financial Condition
as of December 31, 2008

Assets

Cash	$	43,899,866
Other receivables		499,875
Receivable from affiliate		9,997,451
Prepaid expenses		84,885
Other assets		1,198,413
Total assets	$	55,680,490

Liabilities and Member's Equity

Liabilities:

Payable to affiliate	$	4,633,032
Commitments and contingent liabilities		560,000
Accrued expenses and other liabilities		443,807
Total liabilities		5,636,839

Member's Equity:

Member's capital		1,000
Paid-in capital		767,106
Retained earnings		49,275,545
Total member's equity		50,043,651
Total liabilities and member's equity	$	55,680,490

See Accompanying Notes to Financial Statements.

ING Financial Advisers, LLC
(A wholly owned subsidiary of ING Life Insurance and Annuity Company)

Statement of Income
For the year-ended December 31, 2008

Revenue	
Commissions	$ 206,646,995
Fee income	139,499,793
Total revenue	346,146,788
Expenses	
Commissions	211,413,854
Operating expenses	97,809,445
Licenses and fees	130,338
Total expenses	309,353,637
Net Income	$ 36,793,151

See Accompanying Notes to Financial Statements.

ING Financial Advisers, LLC
(A wholly owned subsidiary of ING Life Insurance and Annuity Company)

Statement of Changes in Member's Equity
For the year-ended December 31, 2008

	Member's Capital	Paid-In Capital	Retained Earnings	Total Member's Equity
Balance at January 1, 2008	$ 1,000	$ 767,106	$ 72,482,394	$ 73,250,500
Net Income	---	---	36,793,151	36,793,151
Dividend paid to member	---	---	(60,000,000)	(60,000,000)
Balance at December 31, 2008	$ 1,000	$ 767,106	$ 49,275,545	$ 50,043,651

See Accompanying Notes to Financial Statements.

ING Financial Advisers, LLC
(A wholly owned subsidiary of ING Life Insurance and Annuity Company)

Statement of Cash Flows
For the year-ended December 31, 2008

Cash flows from operating activities:	
Net Income	$ 36,793,151
Adjustments to reconcile net income to net cash provided by operating activities:	
Net change in amounts due to/from affiliates	5,013,562
Decrease in other receivables	99,888
Decrease in commitments and contingent liabilities	(67,783)
Increase in prepaid expenses	(34,885)
Decrease in other assets	(11,417)
Decrease in accrued expenses and other liabilities	(830,020)
Net cash provided by operating activities	40,962,496
Cash flows from financing activities:	
Dividend paid to member	(60,000,000)
Net cash used for financing activities	(60,000,000)
Change in cash	(19,037,504)
Cash at beginning of year	62,937,370
Cash at end of year	$ 43,899,866

See Accompanying Notes to Financial Statements.

1. Organization and Nature of Business

ING Financial Advisers, LLC (the Company) is a single member limited liability company of which ING Life Insurance and Annuity Company (ILIAC) is the sole member. ILIAC is a wholly owned subsidiary of Lion Connecticut Holdings Inc. (Lion), which in turn is ultimately owned by ING Groep N.V. (ING).

The Company is registered with the Securities Exchange Commission (SEC) as a broker/dealer and as an investment advisor. It is a member of the Financial Industry Regulatory Authority (FINRA) and is also registered with the appropriate state securities authorities as a broker/dealer. The principal operation of the Company is acting as principal underwriter for ILIAC's manufactured products, as well as the sale of fixed and variable annuities through its registered representatives. The Company also markets investment advisory services through its investment advisory representatives.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Revenue and Expense Recognition

Commission revenues, which reflect gross commissions on products sold, and fee income are recorded as revenue when earned. Commission expenses, which reflect compensation to agents/brokers for products sold, operating expenses and licenses and fees, are recorded when incurred.

Cash

Cash represents cash on deposit.

2. Summary of Significant Accounting Policies (Continued)

<u>Related Party Transactions</u>

The Company received commissions and fee income of approximately $324,104,736 from ILIAC and its affiliates primarily for sales of fixed and variable annuities, and other manufactured products.

Substantially all of the administrative and support functions of the Company are provided by ILIAC and its affiliates. The financial statements reflect allocated charges for these services based upon measures appropriate for the type and nature of service provided.

Receivables and payables with ILIAC and its affiliates are settled in cash on a regular basis.

On December 23, 2008, the Company paid a $60,000,000 dividend to ILIAC.

<u>Fair Value Measurements</u>

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. FAS 157 was adopted by the Company on January 1, 2008. There was no impact to the Company's financial position, results of operations, or cash flows.

3. Income Taxes

The Company is a single member limited liability company. For income tax purposes, the Company is not treated as a separate taxable entity. The Company's income, gains, losses, deductions and credits are included in the federal income tax return of the member, whether or not an actual cash distribution is made to such member during its taxable year. Certain items will be deducted in different periods for tax purposes from those used for financial reporting purposes. The Company's income is taxed at its member's level. As such, no income taxes are reflected for the year ended December 31, 2008.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48), and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

4. Benefit Plans

The Company utilizes the employees of ING and its affiliates, primarily ILIAC. ING provides a full compliment of benefit plans for its employees, including, but not limited to, a qualified pension plan, an incentive savings plan and post retirement benefits. Benefit plan charges allocated to the Company for the year-ended December 31, 2008 were approximately $1,539,804.

5. Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had a ratio of aggregate indebtedness to net capital of .15 to 1 and net capital of $38,461,196, which was $38,085,407 in excess of its required net capital of $375,789.

6. Litigation

The Company is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Due to the climate in business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief, and plaintiffs sometimes seek to represent classes of persons or entities. While it is not possible to forecast the outcome of the pending lawsuits/arbitration, in light of existing insurance, established reserves, and the defenses available to the Company, it is the opinion of management that the disposition of pending lawsuits/arbitration will not have a materially adverse effect on the Company's operations or financial position.

ING Financial Advisers, LLC
(A wholly owned subsidiary of ING Life Insurance and Annuity Company)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2008

NET CAPITAL:

Total member's equity		$50,043,651
Less: Non-allowable assets	$11,580,785	
Other securities	$1,670	$11,582,455
Net capital		$38,461,196
Aggregate indebtedness		$5,636,839
Net capital requirement (greater of 6 2/3 % of aggregate indebtedness or $100,000)		$375,789
Excess of net capital over minimum required		$38,085,407
Ratio of aggregate indebtedness to net capital		.15 to 1

Note: Net capital and aggregate indebtedness as reported on Form X-17A-5 Part II are not different from the amounts reported above.

ING Financial Advisers, LLC
(A wholly owned subsidiary of ING Life Insurance and Annuity Company)

Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control
Requirements Under Rule 15c3-3

December 31, 2008

The Company is an introducing broker/dealer who clears all funds through a clearing broker/dealer on a fully disclosed basis and is exempt from Rule 15c3-3 under Section (k)(2)(ii).